Mail Stop 3561

January  6, 2006

Buddy Young, President
Futura Pictures, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California   91316

     RE:  Futura Pictures, Inc. ("the company")
             Amendment No. 3 to Registration Statement on
             Form SB-2
             Filed November 29, 2005
             File No.  333-123611

Dear Mr. Young:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 8

1. We note the last paragraph states that "...we will use the proceeds to first pay the costs of this offering, such as printing, legal and accounting costs, which are estimated to be
approximately
$60,000."   However, your "Plan of Operation" disclosure says that
management loan proceeds will be used to pay those expenses. Please revise as appropriate. Also, in Item 25. "Other Expenses of Issuance and Distribution" on page ii, you state "[F]utura Pictures will pay all of these expenses." There is also a note beneath the table which states, "No proceeds of this offering will be paid to Mr. Albright."
Please revise as appropriate to make clear whether or not proceeds from this offering will be used to pay the legal fees to Mr. Albright.

Market for Common Equity . . . ., page 9

2. Please tell us the basis for the statement that securities quoted in the Pink Sheets must be registered with the Commission.

Management`s Discussion and Analysis

Plan of Operation, page 11

3. Please revise this section to provide the disclosure requested by comment 8 of our last letter. Please disclose the nature and extent of activities that would be funded by the loan proceeds that are not used to repay offering expenses. For example, does the company plan to borrow $40,000 under the loan before the end of February 2006? If yes, please disclose and explain how those proceeds will be used. Further, please disclose the nature and extent of your activities if you raise varying amounts in your offering. For example, if you raise only $50,000 in your offering, what activities will you undertake? If you raise $100,000, what activities will you undertake, etc.? Please disclose how the nature and extent of your activities will vary up to the maximum amount of offering proceeds.

4. As previously requested in our comment #14 in the staff`s letter dated August 17, 2005, please file the promissory note. It does not appear that it was filed as Exhibit 10.3 in this amendment.

5. In the final paragraph of this section, please update the information with respect to the balance outstanding on the note as of a recent date.

Liquidity and Capital Resources, page 13

6. The second paragraph suggests that you have a minimum sales requirement of $300,000 in your offering. Further, this disclosure does not appear to take into account the payment of offering expenses with the management loan. Please revise as appropriate here and elsewhere in your document as appropriate.

7. Please disclose the maturity date of the management loan.

Business

Development of Business, page 14

8. Update the disclosure to state whether or not the option agreement which expires January, 2006 was extended to January, 2007. If applicable, please file the extension or updated agreement as an exhibit as required by Item 601(b) of Regulation S-B.

Exhibit 23.1

9. The consent in Exhibit 23.1 should not refer to incorporation by reference because the auditors report is filed within the registration statement. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,





John Reynolds

Assistant Director




cc:  L. Stephen Albright, Esq.
        Via fax  (818) 784-0205